

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2015

John P. Tavlarios
President and Chief Executive Officer
General Maritime Corporation
299 Park Avenue, Second Floor
New York, NY 10171

> **Re: General Maritime Corporation**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form S-1**
> **Submitted April 29, 2015**
> **CIK No. 0001443799**

Dear Mr. Tavlarios:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Summary, page 1

Business Opportunities, page 5

Declining tanker orderbook and increased scrapping underpin limited growth, page 6

1. We note your disclosure in the last sentence that you have a relatively young fleet "which when fully delivered will have an average age on a market-value weighted basis of 4.8 years." Please revise to balance such disclosure by providing your current and fully delivered fleet's non-weighted average age. Please revise the prospectus throughout accordingly.

Our Competitive Strengths, page 7

Vessel employment strategy, page 8

2. We note your disclosure that you intend to employ a majority of your vessels in the Navig8 Group's crude tanker pools, specifically the VL8 and Suez8 pools. We also note that such pools seek to maximize participant's returns by employing vessels into the spot market. Further, we note that 22 of your 25 current vessels are, either directly or through spot market focused pools, employed in the spot market. Please revise to add balancing language that spot market or short-term charter employment will also subject your vessels to downside risk if and to the extent vessel charter rates decrease.

Navig8 Merger, page 119

3. Please tell us what consideration was given to presenting pro forma financial statements giving effect to the pending transaction with Navig8 Crude Tankers, Inc. pursuant to Item 11-01(a)(8) of Regulation S-X.

Management, page 145

4. We note that you have entered into a pre-merger shareholders agreement which will be terminated in connection with the closing of the Navig8 merger. We also note that in connection with the closing of the Navig8 merger you will enter into the February 2015 shareholders agreement. Please revise this section to describe briefly any arrangement or understanding between any director and any other persons pursuant to which such director was or is to be selected as a director or nominee. Refer to Item 401(a) of Regulation S-K. In this regard, we would expect to see disclosure regarding the nomination rights of certain shareholders to include identification of each director who has been nominated pursuant to such rights, if applicable.

Biographical Information, page 146

5. Please revise to briefly discuss the specific experience, qualifications, attributes or skills of Messrs. Auerbach, Busch, Ilany, Pierce, Schmitz and Smith that led to the conclusion that each should serve as a director. Refer to Item 401(e)(1) of Regulation S-K.

Fiscal 2013 and 2014 Summary Compensation Table, page 152

6. We note that you granted certain bonuses to your named executive officers in 2013 and 2014. Please revise to briefly discuss how these bonus amounts were determined. Refer to Item 402(o) of Regulation S-K.

Principal Shareholders, page 156

7. Refer to footnotes 1 through 3. For each of the principal shareholders, which are listed as certain funds managed by Oaktree, the Blue Mountain Funds and certain funds managed by Avenue Capital Group, please revise to disclose the natural person or persons who have voting or investment power with respect to the common stock listed in the table.

You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk, Accounting Branch Chief, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: Thomas E. Molner, Esq.
        Kramer Levin Naftalis & Frankel LLP